SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 www.broadandcassel.com

February 1, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins

Re:	Perry Ellis International, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed April 12, 2012
File No. 000-21764

Dear Ms. Jenkins:

We represent Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”). Based on the conversation that occurred yesterday between the undersigned and Ms. Joanna Lam of the staff (the “Staff”) of the Securities and Exchange Commission regarding Perry Ellis’ response to the comment letter dated January 29, 2013 from the Staff (the “Comment Letter”), we understand that the Staff has agreed that Perry Ellis may respond to the Comment Letter on or before February 26, 2013.

Very truly yours, BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	Ms. Anita Britt
Cory Shade, Esq.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

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